Exhibit 23.3

Consent of Independent Auditor

The Board of Directors

Worldpay Group Limited:

We consent to the incorporation by reference in the registration statement (No. 333-230858) on Form S-4/A of Fidelity National Information Services, Inc. of our report dated April 3, 2018, with respect to the consolidated balance sheets of Worldpay Group Limited as of December 31, 2017 and 2016, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for each of the years in the three-year period ended December 31, 2017 and the related notes, which report appears in the April 3, 2018 Form 8-K/A of Worldpay, Inc., and to the reference to our firm under the heading ‘Experts’ in the registration statement.

/s/ KPMG LLP

London, United Kingdom

June 5, 2019